Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
A. H. Belo Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-148811) on Form S-8 of A. H. Belo Corporation of our reports dated March 11, 2011, with respect to the consolidated balance sheets of A. H. Belo Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of A. H. Belo Corporation.
/s/ KPMG LLP
Dallas, Texas
March 11, 2011